Filed by Marriott Vacations Worldwide Corporation

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934 as amended

Subject Company:

ILG, Inc.

Commission File No.: 001-34062

Dear Valued Associates,

I am writing to share some exciting news with you. This morning we announced that Marriott Vacations Worldwide has agreed to acquire ILG, a leading provider of premier vacation experiences with over 40 properties and more than 250,000 owners in its Vistana Signature Experiences and Hyatt Vacation Ownership portfolio. ILG is also our longstanding exchange partner with exchange networks comprising nearly two million members and over 3,200 resorts worldwide. A copy of the press release we issued can be found on the Investor Relations section of our website.

MVW’s acquisition of ILG will bring together two industry-leading partners to create a premier vacation ownership and exchange company. Together, we will have over 100 vacation ownership properties located all over the world and be the global licensee of seven upper-upscale and luxury vacation brands, including Marriott Vacation Club, Grand Residences by Marriott, Ritz-Carlton Destination Club, Sheraton Vacation Club, Westin Vacation Club, St. Regis Residence Club and Hyatt Residence Club. We will also have exclusive access for vacation ownership to the Marriott Rewards, Starwood Preferred Guest and Ritz-Carlton Rewards loyalty programs for our six Marriott vacation ownership brands. Additionally, through ILG’s relationship with Hyatt, we will have rights to develop, market and sell under Hyatt’s Vacation Ownership programs, including access to the almost 10 million members of the World of

Hyatt loyalty platform.

Importantly, as a more diversified company with significantly enhanced marketing potential and scale, we will be better positioned to drive sales growth. Our expanded portfolio will include some of the most highly demanded vacation destinations, and millions of guests and potential owners across the globe.

We expect the transaction to close in the second half of 2018, subject to regulatory approvals and approval by shareholders of both companies. Until then, MVW and ILG will continue to operate as separate companies and it remains business as usual. Following the close, I will continue as President and Chief Executive Officer of the combined company, and John Geller will continue in his role as Chief Financial and Administrative Officer. The combined company’s headquarters will remain in Orlando, and our Board of Directors will be expanded from eight to 10 directors to include two current members of the ILG Board, with Bill Shaw continuing to serve as Chairman of the MVW Board. Beyond that, many decisions have yet to be made, but we are committed to keeping you informed as appropriate. For now, the most important thing you can do is remain focused on your day-to-day responsibilities and continue providing our Owners, Members and guests with the exceptional and memorable vacation experiences they have come to expect.

I understand you may have questions about today’s announcement. In addition to the press release we issued, we have attached some Frequently Asked Questions to provide you with additional information and included a link to a video message about today’s news which can be found here. Plans for the combination of MVW and ILG upon closing are already being developed, and we will keep you informed of important developments. In the meantime, I want to assure you that while we expect this transaction to create exciting career opportunities for many of you as part of a larger and more diversified organization, it should not impact your day-to-day job responsibilities in the near term.

© Copyright 2018, Marriott Vacations Worldwide Corporation. All rights reserved. MARRIOTT VACATIONS WORLDWIDE CONFIDENTIAL AND PROPRIETARY INFORMATION. The contents of this material are confidential and proprietary to Marriott Vacations Worldwide Corporation and may not be reproduced, disclosed, distributed or used without the express permission of an authorized representative of Marriott Vacations Worldwide. Any other use is expressly prohibited.

Today’s announcement will likely generate interest from individuals outside our organization. As always, it is important that we speak with one voice and that you do not speculate regarding the acquisition or its future implications. If you receive any inquiries from the media or other third parties, please forward them to Ed Kinney at 407-206-6278 or ed.kinney@mvwc.com.

Our ability to successfully combine these two great companies is a testament to your hard work and the tremendous accomplishments we have achieved as a team. I thank you for your ongoing commitment to MVW and for your continued contributions to our growth and success. Alongside all of you, I look forward to continuing to lead the combined company into the future.

Sincerely,

Steve Weisz

President and Chief Executive Officer, Marriott Vacations Worldwide

Cautionary Statement Regarding Forward Looking Statements

Information included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the “SEC”) and press releases or other public statements, contains or may contain “forward-looking” statements, as that term is defined in the Private Securities Litigation Reform Act of 1995 or by the SEC in its rules, regulations and releases. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions.

Forward-looking statements are any statements other than statements of historical fact, including statements regarding ILG’s and MVW’s expectations, beliefs, hopes, intentions or strategies regarding the future. Among other things, these forward-looking statements may include statements regarding the proposed combination of ILG and MVW; our beliefs relating to value creation as a result of a potential combination with ILG; the expected timetable for completing the transactions; benefits and synergies of the transactions; future opportunities for the combined company; and any other statements regarding ILG’s and MVW’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, forward-looking statements can be identified by the use of words such `as “may,” “will,” “expects,” “should,” “believes,” “plans,” “anticipates,” “estimates,” “predicts,” “potential,” “continue,” or other words of similar meaning.

Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those discussed in, or implied by, the forward-looking statements. Factors that might cause such a difference include, but are not limited to, general economic conditions, our financial and business prospects, our capital requirements, our financing prospects, our relationships with associates and labor unions, our ability to consummate potential acquisitions or dispositions, our relationships with the holders of licensed marks, and those additional factors disclosed as risks in other reports filed by us with the Securities and Exchange Commission, including those described in Part I of our most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K as well as on MVW’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K.

Other risks and uncertainties include the timing and likelihood of completion of the proposed transactions between ILG and MVW, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed transactions that could reduce anticipated benefits or cause the parties to abandon the transactions; the possibility that ILG’s stockholders may not approve the proposed transactions; the possibility that MVW’s stockholders may not approve the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized or will not be realized within the expected time period; the risk that the businesses of ILG and MVW will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the ability to retain key personnel; the availability of financing; the possibility that the proposed transactions do not close, including due to the failure to satisfy the closing conditions; as well as more specific risks and uncertainties. You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of ILG and MVW described in their respective filings with the SEC, when reviewing any forward-looking statement. These factors are noted for investors as permitted under the Private Securities Litigation

© Copyright 2018, Marriott Vacations Worldwide Corporation. All rights reserved. MARRIOTT VACATIONS WORLDWIDE CONFIDENTIAL AND PROPRIETARY INFORMATION. The contents of this material are confidential and proprietary to Marriott Vacations Worldwide Corporation and may not be reproduced, disclosed, distributed or used without the express permission of an authorized representative of Marriott Vacations Worldwide. Any other use is expressly prohibited.

Reform Act of 1995. We caution readers that any such statements are based on currently available operational, financial and competitive information, and they should not place undue reliance on these forward-looking statements, which reflect management’s opinion only as of the date on which they were made. Except as required by law, we disclaim any obligation to review or update these forward-looking statements to reflect events or circumstances as they occur.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and is not intended to and does not constitute an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

IMPORTANT INFORMATION AND WHERE TO FIND IT

The proposed transaction involving MVW and ILG will be submitted to ILG’s stockholders and MVW’s stockholders for their consideration. In connection with the proposed transaction, MVW will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for ILG’s stockholders and MVW’s stockholders to be filed with the Securities and Exchange Commission (“SEC”). ILG will mail the joint proxy statement/prospectus to its stockholders, MVW will mail the joint proxy statement/prospectus to its stockholders and ILG and MVW will file other documents regarding the proposed transaction with the SEC. This communication is not intended to be, and is not, a substitute for such filings or for any other document that MVW or ILG may file with the SEC in connection with the proposed transaction. SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The registration statement, the joint proxy statement/prospectus and other relevant materials (if and when they become available) and any other documents filed or furnished by MVW or ILG with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus from MVW by going to its investor relations page on its corporate web site at www.marriottvacationsworldwide.com and from ILG by going to its investor relations page on its corporate web site at www.ilg.com.

PARTICIPANTS IN THE SOLICITATION

MVW, ILG, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about MVW directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018, and in its definitive proxy statement filed with the SEC on April 3, 2018, and information about ILG’s directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on March 1, 2018 and in its definitive proxy statement filed with the SEC on April 3, 2017. These documents are available free of charge from the sources indicated above, and from MVW by going to its investor relations page on its corporate web site at www.marriottvacationsworldwide.com and from ILG by going to its investor relations page on its corporate web site at www.ilg.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the registration statement, the joint proxy statement/prospectus and other relevant materials MVW and ILG file with the SEC.

© Copyright 2018, Marriott Vacations Worldwide Corporation. All rights reserved. MARRIOTT VACATIONS WORLDWIDE CONFIDENTIAL AND PROPRIETARY INFORMATION. The contents of this material are confidential and proprietary to Marriott Vacations Worldwide Corporation and may not be reproduced, disclosed, distributed or used without the express permission of an authorized representative of Marriott Vacations Worldwide. Any other use is expressly prohibited.